Via Facsimile and U.S. Mail
Mail Stop 6010

January 8, 2007

Garo H. Armen, Ph.D.
Chief Executive Officer and Chairman of the Board
Antigenics Inc.
630 Fifth Avenue
Suite 2100
New York, NY 10111

> **Re: Antigenics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-29089**

Dear Dr. Armen:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief